Report of Independent Registered
Public Accounting Firm

The Board of Directors of
Dreyfus BNY Mellon Funds, Inc.:

We have examined management's
assertion, included in the accompanying
Management Statement Regarding
Compliance With Certain Provisions of
the Investment Company Act of 1940,
that Dreyfus Alternative Diversifier
Strategies Fund, Dreyfus Select
Managers Long/Short Fund, Dreyfus
Global Emerging Markets Fund, Dreyfus
Yield Enhancement Strategy Fund and
Dreyfus Emerging Markets Debt U.S.
Dollar Fund (collectively the "Funds"),
each a series of Dreyfus BNY Mellon
Funds, Inc., complied with the
requirements of subsections (b) and (c)
of Rule 17f-2 under the Investment
Company Act of 1940 as of November 30,
2016, with respect to securities
reflected in the investment accounts of
the Funds. Management is responsible
for the Funds' compliance with those
requirements. Our responsibility is to
express an opinion on management's
assertion about the Funds' compliance
based on our examination.

Our examination was conducted in
accordance with the standards of the
Public Company Accounting Oversight
Board (United States) and, accordingly,
included examining, on a test basis,
evidence about the Funds compliance
with those requirements and performing
such other procedures as we considered
necessary in the
circumstances.  Included among our
procedures were the following tests
performed as of November 30, 2016, and
with respect to agreement of security
purchases and sales, for the period
from October 31, 2016 (the date of the
Funds last examination) through
November 30, 2016:
1.	Obtained The Bank of New York Mellon's
(the "Custodian") security position
reconciliations for all securities held
by sub custodians and in book entry
form and verified that reconciling
items were cleared in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged,
placed in escrow, or out for transfer
with brokers, pledgees, or transfer
agents, if any;
3.	Reconciliation of the Funds securities
to the books and records of the Funds'
and the Custodian;
4.	Confirmation of all repurchase
agreements, if any, with
broker(s)/bank(s) and/or agreement of
corresponding subsequent cash receipts
to bank statements and agreement of
underlying collateral, if any, with the
Custodian records;
5.	Agreement of pending purchase activity,
if any, for the Fund as of November 30,
2016 to documentation of corresponding
subsequent bank statements;
6.	Agreement of pending sale activity, if
any, for the Funds as of November 30,
2016 to documentation of corresponding
subsequent bank statements;
7.	Agreement of five security purchases
and five security sales or maturities,
or all purchases, sales or maturities,
if fewer than five occurred since our
last report, from the books and records
of the Funds to the corresponding bank
statements;
8.	Review of the BNY Mellon Asset
Servicing Custody and Securities
Lending Services Service Organization
Control Reports ("SOC 1 Report") for the
period October 1, 2015 to September 30,
2016 and noted no relevant findings
were reported in the areas of Asset
Custody and Control;
We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Funds' compliance with specified
requirements.
In our opinion, management's assertion
that the Funds complied with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of November 30, 2016,
with respect to securities reflected in
the investment accounts of the Funds is
fairly stated, in all material
respects.
This report is intended solely for the
information and use of management and
The Board of Directors of Dreyfus BNY
Mellon Funds, Inc., and the Securities
and Exchange Commission and is not
intended to be and should not be used
by anyone other than these specified
parties.
      /s/ KPMG LLP
New York, New York
September 28, 2017



September 28, 2017
Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940

We, as members of management of Dreyfus
Alternative Diversifier Strategies
Fund, Dreyfus Select Managers
Long/Short Fund, Dreyfus Global
Emerging Markets Fund, Dreyfus Yield
Enhancement Strategy Fund and Dreyfus
Emerging Markets Debt U.S. Dollar Fund
(collectively the "Funds"), each a
series of Dreyfus BNY Mellon Funds,
Inc., are responsible for complying
with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management
Investment Companies" of the Investment
Company Act of 1940.  We are also
responsible for establishing and
maintaining effective internal controls
over compliance with those
requirements. We have performed an
evaluation of the Funds' compliance
with the requirements of subsections
(b) and (c) of Rule 17f-2 as of
November 30, 2016, and from October 31,
2016 through November 30, 2016.

Based on this evaluation, we assert
that the Funds were in compliance with
the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment
Company Act of 1940 as of November 30,
2016,  and from October 31, 2016,
through November 30, 2016 with respect
to securities reflected in the
investment accounts of the Funds.

Dreyfus BNY Mellon Funds, Inc.


Jim Windels
Treasurer

2